FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date December 19, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

Contents

Page

Auditors' Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to the Financial Statements

5-15

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

December 11, 2007

Auditors’ Report To the Shareholders of CDG Investments Inc.

We have audited the balance sheets of CDG Investments Inc. as at September 30, 2007, 2006 and 2005 and the statements of operations, comprehensive income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CDG Investments Inc.

Balance Sheets

(Expressed in Canadian dollars)

September 30	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$1,970,250	$1,993,452
Accounts receivable	-	174
Deposits	44,500	44,500
	$2,014,750	$2,038,126

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$305,453	$323,673
Due to related parties Note 11	2,245	2,470
	307,698	326,143

SHAREHOLDERS’ EQUITY
CAPITAL STOCK Note 4
Authorized
Unlimited number of shares without nominal or par value	29,544,273	29,544,273
CONTRIBUTED SURPLUS Note 4	320,194	320,194
DEFICIT	(28,157,415)	(28,152,484)
	1,707,052	1,711,983
	$2,014,750	$2,038,126

See accompanying notes to the financial statements.

Approved by the Board

 “Robert G. Ingram”    Director                              “Gregory Smith”     Director

CDG Investments Inc.

Statements of Operations, Comprehensive Earnings (Loss) and Deficit

(Expressed in Canadian dollars)

Years Ended September 30	2007	2006	2005

REVENUE
Gain on disposal of investments	$-	$438,310	$2,583,434
Interest income	86,118	103,848	30,690
	86,118	542,158	2,614,124

EXPENSES AND OTHER
General and administrative Note 8 & 9	91,049	536,286	482,916
Debenture interest	-	-	12,308
Equity in loss of investees	-	26,800	629,321
	91,049	563,086	1,124,545
	(4,931)	(20,928)	1,489,579
OTHER INCOME (LOSS)
Realized change in fair value of investment Note 9	-	8,720,106	-
Gain on dilution of equity investments Note 5	-	-	2,003,811
Gain on sale of interest in Waddy Lake
Resources Inc. Note 6	-	400,800	200,000
Gain on sale of royalty interest Note 7	-	130,000	-
NET AND COMPREHENSIVE EARNINGS (LOSS)	(4,931)	9,229,978	3,693,390
DEFICIT, beginning of year	(28,152,484)	(36,688,906)	(40,382,296)
Dividends Note 9	-	(693,556)	-
DEFICIT, end of year	$(28,157,415)	$(28,152,484)	$(36,688,906)

EARNINGS (LOSS) AND COMPREHENSIVE
EARNINGS (LOSS) PER SHARE
Basic	$0.00	$0.23	$0.11

Diluted Note 10	$0.00	$0.23	$0.10

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,959,855	40,065,272	33,327,782

Diluted Note 10	40,959,855	40,516,614	35,980,490

See accompanying notes to the financial statements.

CDG Investments Inc.

Statements of Cash Flows

(Expressed in Canadian dollars)

Years Ended September 30	2007	2006	2005

Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$86,118	$103,848	30,690
Debenture interest paid	-	-	(6,872)
Cash operating expenses	(109,320)	(461,539)	(309,436)
	(23,202)	(357,691)	(285,618)
Investing activities
Cash proceeds on disposal of investments	-	647,110	4,246,850
Purchase of investments	-	-	(758,841)
Cash proceeds on sale of interest in
Waddy Lake Resources Inc. Note 6	-	400,800	200,000
Cash proceeds on sale of royalty interest Note 7	-	130,000	-
	-	1,177,910	3,688,009
Financing activities
Options and warrants exercised	-	740,141	121,000
Cash dividends Note 9	-	(404,350)	-
Cash return of capital Note 9	-	(2,867,190)	-
	-	(2,531,399)	121,000

Increase (decrease) in cash and cash equivalents	(23,202)	(1,711,180)	3,523,391
Cash and cash equivalents
Beginning of year	1,993,452	3,704,632	181,241
End of year	$1,970,250	$1,993,452	$3,704,632

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes during the years ended September 30, 2007, September 30, 2006 and September 30, 2005.  Cash interest payments during the respective years, which related to debentures, are reported above.

Non-cash transactions

2006

The Company distributed 5,204,329 of its shares in Manson Creek Resources Ltd., and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend. The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,206. Further, the Company distributed 13,652,898 of its shares of Tyler Resources Inc. to shareholders as a return of capital. The value assigned to this non-cash distribution equated to the carrying value of the shares on the distribution date of $11,604,963 (Note 9)

2005

Convertible debentures with a principal amount of $550,000 were converted to 5,499,091 common shares and 5,499,091 warrants of the Company for no cash consideration.  Non-cash stock option compensation of $64,000 was included in general and administrative expenses.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

1.

Nature and Continuance of Operations

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  The Company was able to exercise significant influence over three of these exploration companies during fiscal 2005 and a portion of 2006.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during the year ended September 30, 2006, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp. and Manson Creek Resources Ltd. to shareholders by way of a dividend in kind and paid an additional cash dividend. Further, the Company distributed substantially all of its Tyler Resources Inc. shares as a return of capital which was supplemented with a cash return of capital. ( See note 9 )

After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  During the year ended September 30, 2007 and subsequent thereto, management has been evaluating numerous possible business acquisitions with which the Company can move forward.  While the Company has more than sufficient cash resources to fund its limited operating expenses for the upcoming year, future profitable operations are dependent upon management finding a viable business for the Company.

2.

Summary of Significant Accounting Policies

Financial instruments and comprehensive income

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants, (CICA), in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with the CICA Handbook Section 3855, the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

In accordance with the CICA Handbook Section 1530, comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  Accumulated other comprehensive income, if applicable, is included in the shareholders’ equity section of the balance sheet.  The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains or losses applicable to the Company’s subsidiaries that are self-sustaining operations and the effective portion of cash flow hedges.  The Company had no “other comprehensive income/loss” transactions during the year ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

2.       Summary of Significant Accounting Policies (continued)

Future Accounting Changes

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards:  Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers’ acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At September 30, 2007, these instruments were yielding a weighted average interest rate of 4.8% per annum.

Investments

Investments in corporations in which the Company was able to exercise significant influence were accounted for by the equity method. The costs of the investments were reduced by declines in value that were considered to be other than temporary.

During the year ended September 30, 2006, effective on the date that the Company relinquished operational control and significant influence over its investments in Manson Creek, Northern Abitibi and Tyler, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company carried its investments at fair value and the unrealized appreciation (depreciation) of these investments was included in earnings.  Market value was determined as the closing reported value of the publicly listed securities, as reported by the principal securities exchange on which the issue was traded, as at the date of the financial statements.

Investment transactions were accounted for on the trade date.  Realized gains and losses from investment transactions and unrealized appreciation or depreciation of investments were calculated on an average cost basis.

Earnings (Loss) per share

 Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

2.       Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based Compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3.

Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and related party payables approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4.

Capital Stock, Warrants and Contributed Surplus

a)    Issued

					Contributed
	Number of	Capital Stock	Number of	Warrants	Surplus
	Shares	Amount	Warrants	Amount	Amount
Balance, Sept. 30 2004	28,154,081	$42,644,074	3,000,000	$-	$172,594
Issued upon conversion of debentures	5,499,091	330,811	5,499,091	264,000	-
Issued upon exercise of warrants	500,000	79,000	(500,000)	(24,000)	-
Issued upon exercise of options	600,000	66,000	-	-	-
Stock-based compensation Note 8	-	-	-	-	64,000
Balance, September 30, 2005	34,753,172	43,119,885	7,999,091	240,000	236,594
Capital stock cancelled	(67,408)	(83,600)	-	-	83,600
Issued upon exercise of warrants	4,999,091	839,891	(4,999,091)	(240,000)	-
Warrant expiry without exercise	-	-	(3,000,000)	-	-
Issued upon exercise of options	1,275,000	140,250	-	-	-
Reduction of capital pursuant to return
of capital distribution Note 9	-	(14,472,153)	-	-	-
Balance, September 30, 2006 and
September 30, 2007	40,959,855	$29,544,273	-	$-	$320,194

Upon conversion of debentures during fiscal 2005, capital stock and warrants were issued. The warrants issued pursuant to the conversion were allocated a value of $264,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 166%, a risk-free interest rate of 3.27%, a two year warrant life and a 0% dividend rate. When warrants were exercised, the prorata portion of the value reduced warrants and increased capital stock.

During the year ended September 30, 2006, 67,408 common shares were cancelled for no consideration. During fiscal 1995 the Company acquired all of the shares of Waddy Lake Resources Inc. in exchange for common shares of the Company. Certain Waddy Lake Shareholders did not exchange their shares for 67,408 shares of the Company, therefore shares were set aside. Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years. The ten year period expired and the shares were cancelled.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

4.

Capital Stock, Warrants and Contributed Surplus (continued)

b)

Stock options and warrants

i)

Stock options outstanding

	Number of Shares
Expiry	2007	2006	2005	Exercise price
June 4, 2007	-	-	1,275,000	$0.11
February 27, 2008	100,000	100,000	200,000	$0.33
	100,000	100,000	1,475,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date.

ii)

Stock option transactions

	Number of Options	Weighted-average Exercise Price
Balance at Sept. 30, 2004	2,450,000	$0.14
Expired/Cancelled	(575,000)	$0.25
Exercised	(600,000)	$0.11
Granted	200,000	$0.33
Balance Sept. 30, 2005	1,475,000	$0.14
Exercised	(1,275,000)	$0.11
Expired/Cancelled	(100,000)	$0.33
Balance Sept. 30, 2006 and Sept. 30, 2007	100,000	$0.33

iii)

Warrants

At September 30, share purchase warrants were outstanding that could be exercised to purchase the number of common shares indicated:

	Number of Shares
Expiry	2007	2006	2005	Exercise price
March 14, 2006	-	-	3,000,000	$0.65
December 16, 2006	-	-	4,990,000	$0.12
December 21, 2006	-	-	9,091	$0.12
	-	-	7,999,091

During the year ended September 30, 2005, warrants to acquire 5,499,091 common shares at between $0.11 and $0.12, depending upon the conversion date, were issued pursuant to the conversion of convertible debentures to shares and warrants. Warrants from this issue were exercised to acquire 500,000 common shares at $0.11 per share during fiscal 2005 and 4,999,091 common shares at $0.12 per share during fiscal 2006.  During the year ended September 30, 2006 warrants to acquire 3,000,000 common shares at $0.65 per share expired without exercise.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

5.      Gain on Dilution of Equity Investments

The gain on dilution of equity investments during the year ended September 30, 2005 pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders.  The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

6.       Sale of Interest in Waddy Lake Resources Inc.

Pursuant to an agreement entered into in fiscal 2004 the Company sold 49% of its 100% share position in Waddy Lake Resources Inc., (Waddy Lake), for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company was to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This represented the Company’s only claim to the assets of Waddy Lake. Effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. During fiscal 2004 the Company determined that it would record its future $200,000 instalment proceeds on an “as received” basis as a result of uncertainty regarding collection. During the year ended September 30, 2006, the Company received both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years). Further the Company sold its remaining 51% position in Waddy Lake for proceeds of $5,800. The combined receipt of $400,800 was recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the year ended September 30, 2006. The gain during the 2005 comparative period represented the June, 2005 receipt of $200,000.

7.

     Sale of Royalty Interest

When the Company was changing its business to that of an Investment Company, it sold the Jolu Mill in 2003 and retained a royalty that would be payable if the purchaser commenced to process ore at this location. Pursuant to the sale  agreement, the purchaser agreed to pay the Company $10 per tonne of ore processed through the Jolu Mill, to a maximum of $400,000. During the year ended September 30, 2006, the purchaser acquired the royalty from the Company for proceeds of $130,000, the entirety of which is reflected as a gain.

8.      Stock-based Compensation

Included in general and administrative expenses during the year ended September 30, 2007 is stock-based compensation expense of $Nil, (2006 - $Nil, 2005 - $64,000).   The $64,000 fair value of the 200,000 stock options granted during the year ended September 30, 2005, ($0.32 per option), was estimated at the grant date using a Black-Scholes Option Pricing Model under the following assumptions:

Expected option life

3 years             Risk-free interest rate                                   3.13%

Expected volatility                                      359.0%            Expected dividend rate

                                                              0.00%

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

9.

Corporate Reorganization

At the Annual and Special Meeting of Shareholders held during the year ended September 30, 2006, the Company received shareholder approval for the reorganization of its business. In anticipation of, and pursuant to the reorganization, during the year ended September 30, 2006, the Company distributed cash and the majority of its investments to the Company’s shareholders both by way of dividends and returns of capital as follows:

	Number of shares	Amount
Dividends
In kind:
Manson Creek Resources Ltd. common shares	5,204,329	$ 171,984
Northern Abitibi Mining Corp. common shares	7,286,300	117,222
Cash		404,350
Total Dividends		$ 693,556
Return of Capital Distribution
In kind:
Tyler Resources Inc. common shares	13,652,898	$11,604,963
Cash		2,867,190
Total return of capital distribution		$14,472,153

Dividends

During the year ended September 30, 2006, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi to Company shareholders by way of a dividend. Since the dividends in kind represented a spin-off or restructuring, they were valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date. In addition to the dividends in kind valued at $289,206, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,350. The cash and dividends in kind were payable to shareholders of record on November 16, 2005.

Return of capital distribution

During the year ended September 30, 2006, the Company distributed 13,652,898 of its shares in Tyler Resources and $2,867,190 in cash as a return of capital. One share of Tyler for each three CDG common shares and $0.07 per CDG common share were distributed to shareholders of record on April 28, 2006. Since the distribution of Tyler Resources shares represented a spin-off or restructuring, it was valued at the carrying value of the Tyler Resources investment on the distribution date, which was the fair value of the investment at the time. The $8,720,106 realized change in fair value of investment included in the statement of operations pertains to this transaction.

Costs aggregating $173,000 that related to the dividends and distributions are included in general and administrative expenses in the statement of operations for the year ended September 30, 2006.

As part of the reorganization, the Company terminated its employees, and the contract of its former Chief Executive Officer.  Severance payments associated therewith aggregated $77,420 and these are included in General and Administrative Expenses for the year ended September 30, 2006.

10.      Earnings Per Share

The following adjustments were required in arriving at diluted weighted average number of common shares outstanding for purposes of the diluted earnings per share calculation.  No adjustments were required to earnings for purposes of the dilution calculation.

	2007	2006	2005
Basic weighted average number of common shares	40,959,855	40,065,272	33,327,782
Stock options	-	133,465	634,794
Warrants	-	317,877	2,017,914
Diluted weighted average number of common shares	40,959,855	40,516,614	35,980,490

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

10.      Earnings Per Share (continued)

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.

Warrants exercisable at $0.65 per share were excluded from the calculation of diluted earnings per share during fiscal 2006 and 2005 and options exercisable at $0.33 per share were excluded from the calculation during fiscal 2007, 2006 and 2005, as the exercise prices were greater than the average price of the Company’s shares during the respective periods. No dilution resulted in quarters during which the Company experienced a loss.

11.

Related Party Transactions

During the year ended September 30, 2007 a company, related by virtue of certain common officers and directors, charged

$ 1,000, (2006 - $25,000, 2005 – $28,000), for the Company’s share of office base rent, operating costs and/or miscellaneous expenses.   Further, another company related by virtue of certain common officers and directors, charged $12,000, (2006 - $12,000, 2005 - $ Nil), for the Company’s share of administrative costs, including administrative salaries.  Due to related parties reflects the unpaid portion of these charges at the respective year-ends.

During the year ended September 30, 2007 companies, in which an officer or director was a controlling shareholder, charged the Company $Nil (2006 - $40,000, 2005 - $41,000), for administrative services.  The 2006 amount included $12,000 paid in lieu of notice for the termination of an officer’s contract.  The services were recorded at the exchange amount being that established and agreed to by the two parties.

Administrative billings to corporations related by virtue of certain common officers and directors aggregated $ Nil during the year ended September 30, 2007, (2006 - $71,000, 2005 - $121,000).

12.     Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2007	2006	2005
Computed expected income taxes (recovery) at a
combined Provincial and Federal rate of 32%
(2006 – 32%, 2005 – 34%)	$(2,000)	$2,954,000	$1,256,000
Effect on income taxes resulting from:
Change in valuation allowance	(220,000)	(1,256,000)	(584,000)
Investment disposition differential	-	(1,371,000)	(809,000)
Change in tax rates	-	134,000	-
Utilize previously unrecognized capital loss	-	(516,000)	-
Non-capital loss expiry	222,000	-	-
Non-deductible amounts and adjustments	-	55,000	137,000
Income tax expense	$-	$-	$-

As at September 30, the significant components of the Company’s future income tax asset were as follows:

	2007	2006

Losses carried forward	$230,000	$450,000
Tax values in excess of book values:
Mineral properties and capital assets	361,000	361,000
Future income tax asset before valuation allowance	591,000	811,000
Valuation allowance	(591,000)	(811,000)
Future income tax asset	$-	$-

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

12.     Income Taxes (continued)

b)

At September 30, 2007, the Company has accumulated non-capital losses for income tax purposes of approximately $792,000.   Unless sufficient taxable income is earned in future years these losses will expire as follows:

2008	$ 44,000
2014	743,000
2027	5,000
$792,000

c)

At September 30, 2007, the Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

Amount

Rate

Canadian exploration expense

$

386,000

100%

Foreign exploration and

  development expense

788,000

  10%

Undepreciated capital cost

55,000

             20-30%

$

1,229,000

13.

Segment Disclosures

During the years ended September 30, 2007, September 30, 2006 and September 30, 2005, the Company had only one business segment.  All identifiable assets of the Company pertained to Canadian operations as of September 30, 2007, and September 30, 2006.  Net earnings during the years ended September 30, 2007, September 30, 2006 and September 30, 2005 were wholly attributable to Canadian operations.

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The effect of applying US GAAP to our financial statements is summarized in the following tables.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

14. Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)
Statements of Operations and Deficit:
Net Earnings (Loss):	2007	2006	2005
As reported – Canadian GAAP	$ (4,931)	$ 9,229,978	$ 3,693,390
Accreted interest debenture (b)	-	-	5,436
Change in equity in loss of investees (d)	-	4,268	(565,536)
Eliminate gain on dilution of equity investment (d)	-	-	(2,003,811)
Adjust write-offs, gain (loss) on disposal of investments, and realized change in fair value of investments due to different cost basis for US GAAP purposes (a)(c)(d)(e)	-	3,001,360	(1,324,053)
Net Earnings (Loss) – US GAAP	$ (4,931)	$ 12,235,606	(194,574)
Change in unrealized valuation gain (loss) “available-for-sale” investments (e)	-	-	88,146
Realized gain/loss upon sale of investments (e)	-	(33,704)	218,681
Comprehensive Earnings (Loss) US GAAP (f)	$ (4,931)	$ 12,201,902	$ 112,253
Earnings (Loss) Per Share
Canadian GAAP basic earnings (loss) per share	$ 0.00	$ 0.23	$ 0.11
Canadian GAAP diluted earnings (loss) per share	$ 0.00	$ 0.23	$ 0.10
US GAAP basic earnings (loss) per share	$ 0.00	$ 0.31	$ 0.00
US GAAP diluted earnings (loss) per share	$ 0.00	$ 0.30	$ 0.00
Deficit:
As reported – Canadian GAAP	$ (28,157,415)	$ (28,152,484)	$ (36,688,906)
Previous period adjustments	44,810	(3,250,024)	637,940
Current income adjustments	-	3,005,628	(3,887,964)
Adjustment to value of dividends in kind (d)	-	289,206	-
Deficit, US GAAP	(28,112,605)	(28,107,674)	(39,938,930)
Accumulated other comprehensive income (loss) (f)	-	-	33,704
Deficit and accumulated other comprehensive income (loss) – US GAAP	$ (28,112,605)	$ (28,107,674)	$ (39,905,226)

Balance Sheets:
September 30	2007		2006
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets
Current assets	$ 2,014,750	$ 2,014,750	$ 2,038,126	$ 2,038,126
Total Assets	$ 2,014,750	$ 2,014,750	$ 2,038,126	$ 2,038,126

Liabilities and Shareholders’ Equity
Current liabilities	$ 307,698	$ 307,698	$ 326,143	$ 326,143
Capital stock (b)	29,544,273	29,499,463	29,544,273	29,499,463
Contributed Surplus	320,194	320,194	320,194	320,194
Deficit	(28,157,415)	(28,112,605)	(28,152,484)	(28,107,674)
Total Liabilities and Shareholders’ Equity	$ 2,014,750	$ 2,014,750	$ 2,038,126	$ 2,038,126

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

a)

Sale of Saskatchewan Exploration Properties

The Company negotiated the sale of a portfolio of Saskatchewan exploration properties during fiscal 2002.  The Company was satisfied that all conditions of the draft agreement would be met at year-end and this was confirmed during the subsequent events period.  As a result the Company recorded the sale at the end of fiscal 2002.  The sale actually closed early in fiscal 2003.

For Canadian GAAP purposes the sale was recorded in the fiscal 2002 financial statements and the value assigned to the sale was based upon the fair value of the shares received in exchange for the properties, (“the Golden Band Shares”), at the time that the agreement was negotiated.  US GAAP would dictate that the transaction be recorded on the closing date and that the market value of the Golden Band Shares on the closing date be used to value the transaction.  As these exploration properties were previously written-off for US GAAP purposes the full amount of the proceeds, $2,777,000, was recognized as a gain on sale of mineral properties during fiscal 2003.  Further $2,777,000 became the US GAAP carrying value of the Golden Band Shares.  In each of 2006 and 2005 the carrying value of the Golden Band Shares was adjusted for US purposes to reflect the revised cost, and gains and losses on sales of these shares were adjusted accordingly.

b)

Convertible Debentures

Under US GAAP, the $550,000 cash proceeds from the Convertible Debentures issued in fiscal 2003 would be characterized as debt.  For Canadian GAAP purposes the proceeds were allocated between the equity and debt components.  Additional interest expense was accreted over the life of the debenture with an equal accretion to the liability component of the debenture.

During fiscal 2005 the debentures were converted to equity.  The combined carrying value of the debt and equity portion of the debt was allocated to capital stock and warrants in recognition of the capital stock and warrants issued respectively, upon conversion.  As the carrying value of the debt for US GAAP purposes differed from that for Canadian purposes, the amount to be credited to capital stock and warrants, respectively also differed.  During 2006, all of the warrants were exercised, hence warrant differences were reversed.

c)

Marketable Securities

Marketable securities were included in current assets at September 30, 2004.  These securities were sold in fiscal 2005.  Under Canadian GAAP these portfolio investments were carried at the lesser of cost and fair market value.  Fair market value was greater than cost, consequently no adjustment was made to the carrying value of this investment for Canadian GAAP purposes.  As the Company had acquired these investments with the intent of selling them in the near term, they qualified as “trading securities” for US GAAP purposes.  As dictated by US GAAP, the unrealized gains and losses with respect to these investments were recognized in earnings and the carrying value of the investment was adjusted to fair value at period-end.

d)

 Equity Investments

The Company’s equity investments  were in corporations that had exploration properties that were accounted for in accordance with Canadian GAAP wherein the costs relating to the acquisition and exploration of mineral properties were capitalized on an area of interest basis and costs related to abandoned properties, and costs related to properties that the company had assessed as not viable, were charged to expense in the year in which such a determination was made.  For US GAAP purposes the exploration costs would be written-off as incurred and the Company’s share of these write-offs would increase the Company’s equity in losses of equity investments.  For Canadian GAAP purposes, when the Company’s equity-accounted investment in a corporation was diluted through the issuance of shares by the investee to outside parties, a gain or loss on dilution was recorded based on the difference between the issue price per share and the Company’s carrying value per share on the issue date.  For US purposes a gain or loss on these investments would be recorded only when the Company disposed of an interest in the equity-accounted investment.  Further adjustments to equity in loss of investees resulted from certain of the investments having a carrying value of $1 for US purposes, precluding further recording of equity losses. The discrepancy in cost bases for Canadian and US GAAP purposes resulted in different gains/losses on disposition of these investments as well as a difference in the value assigned to the dividends in kind of the Manson Creek Resources Ltd. and Northern Abitibi Mining Corp. shares.  (note 9)

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)     Portfolio Investments

Portfolio investments in shares of public companies had been recorded at cost, less a provision for decreases in value considered to be other than temporary during prior fiscal years and a portion of fiscal 2006.  Under US GAAP, the Company is required to record these “available-for-sale” investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

f)

Comprehensive Earnings (Loss)

Under US GAAP, FAS 130 requires that companies report comprehensive income as a measure of overall performance.  Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The only component of comprehensive income that affected the company’s performance during fiscal 2006 and 2005 was unrealized holding gains and losses on “available-for-sale” investments as discussed in 14(e) above.  During fiscal 2006 and 2005, when the Company had comprehensive income transactions for US GAAP purposes there was no such concept for Canadian GAAP purposes.  During fiscal 2007 there were no “other comprehensive income” transactions.

     g)   New Accounting Pronouncements

The following new accounting pronouncements in the United States may have a material effect on the Company’s financial statements in future years:

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company will assess the effect, if any, the adoption of this interpretation will have on its financial statements and related disclosures.

Fair Value

The FASB has issued Statement 159, effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, which permits an entity to measure certain financial assets and financial liabilities at fair value.  Under Statement 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date.  The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety.  The fair value option election is irrevocable, unless a new election date occurs.  Statement 159 would not have a material effect on the Company’s current financial statements.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2007 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is December 11, 2007.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business has consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during November, 2005, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to shareholders by way of a dividend in kind.  In addition, a cash dividend aggregating $404,000 was paid.

In April, 2006, the Company received shareholder approval to distribute substantially all of the Company’s investment in Tyler Resources Inc., (Tyler), to Company shareholders along with cash that would not be required to pay outstanding liabilities, finance future business opportunities and pay future operational costs.  In May, 2006, the Company completed the distribution of 13,652,898 Tyler shares with a distribution date value of $11,604,963 and $2,867,190 cash, collectively characterized as a return of capital.

After investment distributions to shareholders and sales in the open market, the Company had no remaining investments as at September 30 , 2006.

During fiscal 2007, management evaluated numerous possible business acquisitions with which the Company can move forward and is continuing to do so.

2)

Operating Results

Years ended September 30, 2007, September 30, 2006, September 30, 2005

The Company had a net loss of $5,000 in the year ended September 30, 2007 and earnings in comparative years,(2006 - $9,230,000, 2005 - $3,693,000).  The more significant categories are summarized below:

Years Ended September 30	2007	2006	2005
Gain on disposal of investments	$ -	$ 438,310	$ 2,583,434	a
General and administrative expenses	(91,049)	(536,286)	(482,916)	b
Debenture interest	-	-	(12,308)	c
Equity in loss of investees	-	(26,800)	(629,321)	d
Realized change in fair value of investment	-	8,720,106	-	e
Gain on dilution of equity investments	-	-	2,003,811	f
Gain on sale of interest in Waddy Lake Resources Inc.	-	400,800	200,000	g
Gain on sale of royalty interest	-	130,000	-	h
Interest income	86,118	103,848	30,690	i
Net earnings (loss)	$ (4,931)	$ 9,229,978	$ 3,693,390

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

2)   Operating Results

Years ended September 30, 2007, September 30, 2006, September 30, 2005 (continued)

a.

Gain on Disposal of Investments

The gain on disposal of investments for the comparative years is comprised of the following:

Year ended	September 30, 2006		September 30, 2005
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	393,397	$ 46,342	12,802,468	$ 1,701,216
Manson Creek Resources Ltd.	694,719	67,078	500,000	92,385
Northern Abitibi Mining Corp.	709,126	26,222	-	-
Tyler Resources Inc.	494,054	298,668	475,000	699,173
Aloak Corp.	-	-	4,200,000	43,643
RSX Energy Inc.	-	-	90,000	47,017
Total		$ 438,310		$2,583,434

Note that the number of shares shown disposed of for Manson Creek, Northern Abitibi and Tyler Resources exclude those distributed as dividends and returns of capital.

b.   General and Administrative expenses

2007 compared to 2006

The Company experienced a significant decrease in General and Administrative Expenses of $445,000 from 2006 to 2007.  The more material variances are discussed below.

During fiscal 2006, costs associated with the dividend distribution and return of capital distribution, including legal costs, transfer agent costs and distribution costs, aggregated $173,000 with no counterpart in fiscal 2007.  Severance payments in fiscal 2006 aggregated $78,000, (2007 – Nil).  Reporting to Shareholder costs decreased $25,000 as a result of the annual general meeting that would normally be held in the spring of 2007 being postponed to fiscal 2008.  Salaries and benefits after recoveries during fiscal 2006 aggregated $32,000.  There were no salaries paid during fiscal 2007 as the Company ceased to have employees in December, 2005.  Instead, during the current year, the Company paid a related company for the use of employee’s services in the amount of $10,000.  This resulted in a net decrease of $22,000.  Lease costs were NIL in fiscal 2007 as the Company terminated its office lease in fiscal 2006.  This resulted in a decrease in expenses of $20,000.

Audit fees, administrative consulting fees, legal and directors fees decreased $93,000 in aggregate as a reflection of the limited activities undertaken by the Company in the current year.

2006 compared to 2005

Overall General and Administrative Expenses increased by $53,000 from 2005 to 2006.  The more material variances are discussed below.

Costs associated with the dividend distribution and return of capital distribution, including legal costs, transfer agent costs and distribution costs, aggregated $173,000 in fiscal 2006 with no counterpart in fiscal 2005.  Severance payments in fiscal 2006 aggregated $78,000, (2005 – Nil).

These increased expenses were offset by decreases in certain other expenses.  In fiscal 2005, the Company accrued an additional $114,000 for lease arrears pertaining to formerly owned mineral properties.  No further accruals were required in fiscal 2006.  During 2005, the Company recorded stock-based compensation expense of $64,000, (2006 – Nil).  There were no options granted in fiscal 2006, (2005 – 200,000).

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

2)   Operating Results

Years ended September 30, 2007, September 30, 2006, September 30, 2005 (continued)

c.  Debenture Interest

Debentures were converted into common shares near the end of the first quarter of fiscal 2005 hence there was limited interest expense during the year ended September 30, 2005, and none in either fiscal 2006 or fiscal 2007.

d.  Equity in Loss of Investees

In fiscal 2006 and 2005, the Company recorded its share of earnings (loss) of equity investees and increased or reduced the carrying value of the investment in an equal amount.  The equity in loss of investees was comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	September 30, 2007	September 30, 2006	September 30, 2005
Manson Creek Resources Ltd.	$ -	$ (5,300)	$(316,382)	i
Northern Abitibi Mining Corp.	-	(1,700)	(20,108)	ii
Tyler Resources Inc.	-	(19,800)	(292,831)	iii
Total	$ -	$ (26,800)	$(629,321)

i.

Manson Creek wrote-off properties in fiscal 2005, (the Company’s share - $240,000), while there were no such write-offs during 2006.  Further, Manson Creek recorded stock option compensation expense of $130,000 during 2005, (the Company’s share - $32,500). Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Manson Creek on the equity basis, hence the limited share of loss in fiscal 2006.  By September 30, 2006, the Company had no investment in Manson Creek, hence no equity in earnings/loss for the year ended September 30, 2007.

ii.

Effective November 30, 2005, after disposing of significantly all of its investment, the Company ceased to account for Northern Abitibi on the equity basis, hence the limited share of loss in fiscal 2006.  By September 30, 2006, the Company had no investment in Northern Abitibi, hence no equity in earnings/loss for the year ended September 30, 2007.

iii.

 Effective November 18, 2005, the Company ceased to equity-account for its investment in Tyler, coincident with its relinquishment of operational control over Tyler at the same time as having less that a 20% interest in Tyler.  As a result, the Company’s share of loss in Tyler during fiscal 2006 covered a period of less than two months.  The Company had no investment in Tyler during fiscal 2007, hence no equity in earnings/loss of the company for the current year.

e.

Realized Change in Fair Value of Investment

Tyler Resources Inc. shares were being carried in the Company’s books at their fair value immediately prior to their distribution as a return of capital during fiscal 2006.  The transaction was recorded at the carrying value of the investment on the distribution date at which time the previously booked unrealized gains were reversed and the realized change in fair value was recorded.

f.

Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the 2005 fiscal year pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Ltd., and Northern Abitibi Mining Corp. The Company’s interests in these corporations were diluted when the investees issued capital stock to outsiders during the year. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

2)   Operating Results

Years ended September 30, 2007, September 30, 2006, September 30, 2005 (continued)

g.

Gain on Sale of Interest in Waddy Lake Resources Inc.

Refer to note 6 to the financial statements.  A portion of the Company’s investment in Waddy Lake Resources Inc. was sold during fiscal 2004 for nominal consideration plus $200,000 per year over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered uncertain, and determined that these payments would be recorded on an “as received” basis.  The fiscal

2005 gain represented the receipt of one such $200,000 payment. The fiscal 2006 gain represented the 2006 installment payment in addition to the discounted value of the final payment that was to have been received in June, 2007, as well as a nominal amount for the sale of the remaining interest in Waddy Lake Resources Inc.  As all investments and loans receivable from Waddy Lake had been written-off in a prior year, the full amount of each year’s receipts was reflected as a gain.

h.

Gain on Sale of Royalty Interest

See note 7 to the financial statements.  The Company sold a royalty interest that was carried at a nominal value, for proceeds of $130,000, resulting in a gain equal to the proceeds.

i.

Interest Income

Interest income increased from fiscal 2005 to 2006 due to the progressively higher average cash balances that resulted from the numerous investment sales during fiscal 2005 and 2006.  As significant cash was paid out to shareholders through dividends and returns of capital in fiscal 2006, the Company experienced reduced average cash balances during fiscal 2007 and hence reduced interest income.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results
Gain on disposal of investments	$ -	$ 438,310	$ 2,583,434
Interest income	$ 86,118	$ 103,848	$ 30,690
Net Earnings (Loss)	$ (4,931)	$ 9,229,978	$ 3,693,390
Basic earnings (loss) per share	$ 0.00	$ 0.23	$ 0.11
Diluted earnings (loss) per share	$ 0.00	$ 0.23	$ 0.10
Financial Position
Working capital	$ 1,707,052	$ 1,711,983	$ 3,497,909
Total assets	$ 2,014,750	$ 2,038,126	$ 7,219,896
Capital Stock	$ 29,544,273	$ 29,544,273	$ 43,119,885
Warrants	$ -	$ -	$ 240,000
Contributed Surplus	$ 320,194	$ 320,194	$ 236,594
Deficit	$ (28,157,415)	$ (28,152,484)	$ (36,688,906)

The sale of investments throughout 2005 and 2006, as well as the investment and cash distributions to shareholders in fiscal 2006, contributed to the fluctuations in earnings, assets and working capital among the years.  For the entire 2007 fiscal year, there were no remaining investments and activities consisted only of holding cash resources in short-term interest-bearing instruments and incurring reduced general and administrative expenses while management reviewed possible business acquisitions and reorganizations.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept. 30 2007	June 30 2007	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	Mar. 31 2006	Dec31 2005
Interest income	$ 22,709	$ 28,788	$ 18,023	$ 16,598	$ 20,563	$ 29,136	$ 31,883	$ 22,266
Change in unrealized appreciation of investments	-	-	-	-	(22,311)	(11,303,805)	(21,060)	11,347,176
Gain on disposal of investments	-	-	-	-	22,335	303,240	26,853	85,882
Earnings (loss) before Other Income (Loss)	(9,279)	17,292	5,905	(18,849)	(54,025)	(11,137,660)	(90,387)	11,261,144
Realized change in fair value of investment	-	-	-	-	-	8,720,106	-	-
Other	-	-	-	-	-	530,800	-	-
Net Earnings (Loss)	(9,279)	17,292	5,905	(18,849)	(54,025)	(1,886,754)	(90,387)	11,261,144
Basic Earnings (Loss) per share	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ (0.07)	$ 0.00	$0.30
Diluted Earnings (Loss) per share	$0.00	$0.00	$0.00	$ 0.00	$ 0.00	$ (0.07)	$ 0.00	$0.29

The sale of the Company’s remaining interest in Waddy Lake Resources Inc. and the sale of a royalty interest are reflected in “other” above for the quarter ended June 30, 2006.

During the year ended September 30, 2006, the Company had significant investment sales.  As a result there were significant gains on disposal of investments during the fiscal 2006 quarters.  Further, the Company became eligible to use fair value accounting for its investments during fiscal 2006.   This resulted in a significant unrealized gain on investments being included in earnings for the period ended December 31, 2005 and a significant change in unrealized gain/loss in the quarter ended June 30, 2006.

During the year ended September 30, 2007, the Company no longer held investments. Management is currently investigating possible new business opportunities for the Company.  Activities during this period were limited. Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2007 was $1,707,000, (2006 - $1,712,000, 2005 - $3,498,000).

The sale of investments contributed $Nil, (2006 - $647,000, 2005 - $4,247,000), cash to the Company and the acquisition of investments utilized $Nil, (2006 - $Nil, 2005 - $759,000) cash.  The investments sold during the years ended September 30, 2006 and 2005 are summarized under 2) Operating Results above.    Golden Band Resources Inc. shares were acquired in 2005 pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $179,000.  In addition the Company acquired 500,000 common shares of Manson Creek Resources Ltd. during fiscal 2005 for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler Resources Inc. for $500,000 as well as 5,000 shares for $5,000.

Cash operating expenses, including debenture interest, exceeded interest income by $23,000 in fiscal 2007, (2006 - $358,000, 2005 - $286,000).

In fiscal 2007 $Nil was received for the sale of the Company’s investment in Waddy Lake Resources Inc., (2006 - $401,000, 2005 - $200,000).  During fiscal 2007, the Company received $Nil for the sale of a royalty interest, (2006 - $130,000, 2005 - $Nil).

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

5)  Liquidity and Capital Resources (continued)

During the year ended September 30, 2006, 4,999,091, (2005 - 500,000), warrants were exercised for proceeds of $600,000, (2005 - $55,000). The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.  Further, during fiscal 2006 1,275,000, (2005 -  600,000), stock options were exercised for net proceeds of $140,000, (2005 - $66,000).

During fiscal 2006, the Company distributed cash to shareholders by way of a dividend, ($404,000) and a return of capital, ($2,867,000).  There were no such transactions during fiscal 2007 and 2005.

Management feels that the Company has sufficient liquid resources to fund its current limited operating expenses.  However, future profitable operations are dependent upon management finding a viable business for the Company.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the three years ended September 30, 2007:

Administrative

i)  The Company paid or accrued $1,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space, lease operating and/or miscellaneous costs, (2006 - $25,000, 2005 - $28,000).

ii) The Company paid or accrued $Nil for consulting fees charged by the former CEO/President’s company on an hourly basis for administrative services provided during his tenure, (2006 - $28,000, 2005 - $41,000).  Further, during fiscal 2006, the officer was paid $12,000 as a fee for terminating his contract.

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $Nil for allocated office and secretarial expenses, (2006 - $71,000, 2005 - $121,000).

iv) The Company paid or accrued $12,000 to a corporation related by virtue of certain common officers and/or directors for its share of secretarial and administrative costs, (2006 - $12,000, 2005 - $Nil).  The Company severed its employees during fiscal 2006 and commenced paying a related company for administrative services provided by its employees as well as paying for their share of administrative and office costs.

The purpose of related company office and rent charges was to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

Other

Directors, or companies over which they have control or direction, exercised 500,000 warrants at $0.11 per share during the year ended September 30, 2005 and 3,999,091 warrants at $0.12 during the year ended September 30, 2006.

7)

Contractual Obligations

As the Company terminated its office sub-lease during fiscal 2006, it had no contractual obligations at September 30, 2007.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued

Authorized:  Unlimited number of shares without nominal or par value

       Issued:

Refer to note 4 to the financial statements.  There have been no changes to capital stock and contributed surplus during the period from October 1, 2007 to December 11, 2007.

       b)   Stock options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

No stock options were granted, exercised or cancelled, and none expired during the period from October 1, 2007 to December 11, 2007.

9)

Directors and Officers

Robert Ingram, Chief Executive Officer/ President and Director       Calvin Fairburn, Director

Gregory Smith, Chief Financial Officer and Director                         Kerry Brown, Director

Barbara O’Neill, Corporate Secretary

10)

Management Remuneration

Ms. O’Neill is the corporate secretary of the Company, but is employed by a corporation that is related by virtue of certain officers and directors.  This related corporation billed the Company $8,000 for the time that Ms. O’Neill devoted to CDG business from October 1, 2006 to September 30, 2007.

Directors are remunerated in cash for attendance at meetings of the board of directors, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  No stock options were granted during the year ended September 30, 2007.  During the year ended September 30, 2007 Messrs. Fairburn and Smith each received $800, Mr. Ingram received $600 and Mr. Brown received $300 for meetings attended.

11)

New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement, effectively harmonizes Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules became effective for the Company’s 2007 fiscal year.  Refer to Note 2 to the financial statements.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  This pronouncement, effectively harmonizes Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules became effective for the Company’s 2007 fiscal year.  Refer to note 2 to the financial statements

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

11)  New Accounting Policies (continued)

Future Accounting Changes

See Note 2 to the financial statements.

12)    Critical Accounting Estimates

During fiscal 2005 the Company used the Black-Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

During the year ended September 30, 2006, with the adoption of AcG-18, the Company commenced to record its investments at fair value.  In accordance with AcG - 18, fair value is defined as, “the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.”  From a practical perspective, the Company utilized the closing price of the investees’ shares, as reported by the principal securities exchange on which the investee is traded, at or near the reporting date to calculate fair value.  The fair value of the Tyler Resources Inc. shares on the date that they were distributed to shareholders became the value at which they were distributed and was a determining factor in the calculation of the realized change in fair value of these shares.  The ultimate amount realized on the sale of these investments by the shareholders who received them will, in all likelihood, differ from these fair values due to the volatility of the markets, volumes traded, and timing of their ultimate disposition, among other factors.

13)    Off Balance Sheet Transactions

The Company has no “Off-Balance Sheet Transactions” to report.

14)    Outlook

The Company has disposed of all of its investments and management is actively reviewing possible business acquisitions in other business areas.  Although several have been reviewed to date, none have been judged to be suitable at this point.  As a result, management is continuing to review possibilities.

15)    Risk Factors

The Company has disposed of significantly all of its investment assets.  There is a risk that the Company will be unable to find a suitable new business that will generate future earnings.

16)    Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

17)   Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

17)   Disclosure Controls and Procedures (continued)

appropriate to allow timely decisions regarding required disclosure.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

18)  Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2007.  They have not identified any changes to the company’s internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company’s internal control over financial reporting during the most recent interim period.

19)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.